EXHIBIT 11.1

DUKE REALTY CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

Six Months Ended June 30, 2003

Net income from continuing operations less dividends on preferred stock	$69,264
Dividends on preferred shares	17,504
Loss/(gain) on land and depreciated property sales	(11,146)
Minority interest in earnings of common unitholders	7,587
Interest expense	67,377
Earnings before fixed charges	$150,586

Interest expense	$67,377
Dividends on preferred shares	17,504
Interest costs capitalized	3,306
Total fixed charges	$88,187

Ratio of earnings to combined fixed charges and preferred stock dividends	1.71